DITTYBASE TECHNOLOGIES INC.
31 Bastion Square, Suite 102
Victoria, B.C. V8W 1J1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Holders of Common Shares of DITTYBASE TECHNOLOGIES INC. (the "Corporation") will be held at National Drapery, 4616 – 99 Street, Edmonton, Alberta, on Wednesday, the 19th day of May, 2010, at the hour of 7:30 p.m. (Edmonton time) for the following purposes:

1.	To accept the audited financial statements for the fiscal period ended December 31, 2008 and the auditor's report thereon.

2.	To elect Directors for the ensuing year.

3.	To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

4.	To transact such other business as may come before the meeting.

The Corporation has set April 19, 2010, as the Record Date for the Meeting. Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the meeting unless after that date a Shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the List of Shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

SHAREHOLDERS OF THE CORPORATION WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ACCOMPANYING INSTRUMENT OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH COMPUTERSHARE TRUST COMPANY OF CANADA, 9th FLOOR, 100 UNIVERSITY AVENUE, NORTH TOWER, TORONTO, ONTARIO M5J 2Y1, ATTENTION: PROXY DEPARTMENT. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, INSTRUMENTS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LESS THAN 48 HOURS BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF. THE CORPORATION MAY REFUSE TO RECOGNIZE ANY INSTRUMENT OF PROXY RECEIVED AFTER THE SAID TIME.

DATED this 19th day of April , 2010.

BY ORDER OF THE BOARD OF
DIRECTORS

(signed) “Tim Daniels”
TIM DANIELS
President